UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

14 September 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: www.bsi.co.il

Blue Square Announces Organizational Changes and Termination of Officers

Rosh Haayin, Israel – September 14, 2005 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”), announced today that according to organizational changes in Blue Square, Blue Square’s chains (Mega, Super Center and Shefa-Shuk) will operate as independent units. As a result of such organizational changes, different departments of the Operation Division and Marketing Division will be assimilated in Blue Square’s above mentioned chains and in the other Divisions of Blue Square.

Mr. Miki Lev, Vice President Operational Division and Ms. Sandrine Montsma, Vice President Marketing Division will resign of their positions, effective October 1, 2005.

Blue Square expresses its appreciation to Mr. Miki Lev and Ms. Sandrine Montsma for their significant contribution to Blue Square during their service at Blue Square.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 167 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.